iShares, Inc.
Attachment for N-SAR Item 77E
N-SAR filing 8/31/2002

LEGAL PROCEEDINGS

In April 2002, the judge overseeing an ongoing action in the U.S. District Court for the Northern District of Illinois granted leave for a United States patentholder named MOPEX, Inc. to amend its complaint to add the Company, along with seven other parties, as a defendant. There are now a total of twenty defendants, including the Company's investment advisor, other exchange traded funds, various fund service providers and market makers, and the Chicago Stock Exchange, Inc. In the action, the plaintiff alleges that the actions of the parties, now including the Company, infringed their patent, which allegedly covers a mechanism for continuous pricing of exchange traded funds. In addition, the plaintiff alleges that the parties engaged in a "conspiracy" amongst themselves to infringe the patent. Although this is the only case to which the Company has been named as a party, this action is one of two involving related issues. The Company believes that it has valid defenses to all claims raised by the p atentholder. However, a resolution of this case may impose increased costs on the Company and thus raise the expense ratios of the Funds, adversely affecting performance.